SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock” made public on Tuesday, December 15, 2009.
2.	English press release entitled, “Announcement Regarding Management Changes” made public on Tuesday, December 15, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 15, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

December 15, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – December 15, 2009– ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to dispose of a portion of its treasury stock. The treasury stock to be disposed of forms a portion of the remuneration during the terms of four executive officers and two group executives who are scheduled to retire on December 31, 2009. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes. Details yet to be determined will be announced after they have been decided.

Details of Disposal of Stock

1.	Type of Shares:	Common shares of the Company

2.	Maximum Number of Shares:	19,000 shares

3.	Disposal Price:	To be decided

As a rule, the disposal price shall be the closing price upon retirement. Specifically, the price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including January 4, 2010 and rounded upwards to the nearest yen. However, if the above price is below the closing price on January 4, 2010, the disposal price shall be the closing price on January 4, 2010.

4.	Payment Date for Purchase of Shares:	To be decided

As a rule, after retirement of the executive officers and group executives, and upon completion of prescribed procedures.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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December 15, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes and Organizational Reform

TOKYO, Japan – December 15, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Changes Effective as of December 31, 2009
Retire*1	Corporate Executive Vice President Risk Management Headquarters	Takeshi Sato

Retire*2	Corporate Senior Vice President Legal and Compliance Department	Hiroshi Nakamura

Retire*3	Corporate Senior Vice President Domestic Sales Administrative Headquarters: Head of Eastern Japan	Masayuki Okamoto

Retire*4	Corporate Senior Vice President Internal Audit Department	Tadao Tsuya

Retire*5	Group Senior Vice President Deputy President, ORIX Real Estate Corporation	Hideaki Morita

Retire*6	Group Executive President, ORIX Alpha Corporation	Shuji Sakamoto

*1	Takeshi Sato will be appointed Advisor, ORIX Asset Management Corporation on January 1, 2010.
*2	Hiroshi Nakamura will be appointed Deputy President, ORIX Real Estate Corporation on January 1, 2010.
*3	Masayuki Okamoto will be appointed Deputy President, ORIX Trust and Banking Corporation on January 1, 2010.
*4	Tadao Tsuya will be appointed Advisor and Secretariat of the Audit Committee on January 1, 2010.
*5	Hideaki Morita will be appointed President, ORIX Golf Management Corporation on January 1, 2010.
*6	Shuji Sakamoto will be appointed Chairman, ORIX Alpha Corporation on January 1, 2010.

Changes Effective as of January 1, 2010
Director Deputy President Group Corporate Sales Investment Banking Group Osaka Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd

Director

Deputy President

Group Corporate Sales Administrative

Headquarters

Domestic Sales Administrative

Headquarters

Group Osaka Representative

Chairman, ORIX Real Estate Corporation

Chairman, ORIX Alpha Corporation

President, ORIX Baseball Club Co., Ltd

Hiroaki Nishina

Director Corporate Executive Vice President Domestic Sales Administrative Headquarters	Director Corporate Executive Vice President Investment Banking Headquarters Securitization and Capital Markets Office President, ORIX Capital Corporation	Kazuo Kojima

Corporate Senior Vice President

Investment Banking Headquarters

Securitization and Capital Markets Office

President, ORIX Asset Management &

Loan Services Corporation

President, ORIX Capital Corporation

	Executive Officer Investment Banking Headquarters President, ORIX Asset Management & Loan Services Corporation	Mitsuo Nishiumi

Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales	Group Executive President, ORIX Rentec Corporation	Katsutoshi Kadowaki

Executive Officer Domestic Sales Administrative Headquarters: Head of Kinki Sales Group Osaka Deputy Representative	Executive Officer Domestic Sales Administrative Headquarters: Head of Western Japan and OQL Business Group Osaka Deputy Representative	Katsunobu Kamei

Executive Officer Risk Management Headquarters	Domestic Sales Administrative Headquarters: Deputy Head of Eastern Japan	Kazutaka Shimoura

Executive Officer Legal and Compliance Department Internal Audit Department	Legal and Compliance Department	Komei Ikebukuro

Executive Officer Global Business & Alternative Investment Headquarters	Global Business & Alternative Investment Headquarters	Hideo Ichida

Group Executive President, ORIX Rentec Corporation	ORIX Rentec Corporation	Keiji Ito

Organizational Reforms (as of January 1, 2010)

The Eastern Japan and Western Japan divisions of the Domestic Sales Administrative Headquarters will be realigned into Tokyo Sales, Kinki Sales and District Sales.

The Regional Business Department and Administration Center will be transferred to the OQL Business Headquarters and will be renamed the OQL Business Headquarter, Regional Business Department, Administration Center and Call Center.

The Retail Store-Related Business will be established in the Domestic Sales Administrative Headquarters. Retail Store Sales will be transferred to this new division.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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